Exhibit 99.1

STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
Canada  T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

January 22, 2008

3.	News Release:

A news release was issued by Stantec on January 23, 2008 and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced that the Company has increased the limit of its existing revolving credit facility from C$160 million to C$250 million.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Stantec, with Board approval, has reached an agreement to increase the limit of its existing revolving credit facility from C$160 million to C$250 million. The agreement also includes a provision for Stantec to obtain access to an additional C$50 million under the same terms and conditions, upon approval from the lenders. Stantec will use the credit facility for working capital, general corporate purposes, and to provide financing for recently completed and future acquisitions.

The credit facility is being made available by a syndicate of financial institutions and is led by Canadian Imperial Bank of Commerce, as administrative agent, bookrunner, and arranger; Bank of Nova Scotia, as syndication agent; Alberta Treasury Branches; and Canadian Western Bank.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

5.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Jeffrey S. Lloyd
Vice President & Secretary
Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
T5K 2L6
(780) 917-7016

9.	Date of Report:

DATED at Edmonton, Alberta this 23rd day of January, 2008.